Item 77M - Cash Reserve Fund -Prime Series (a
Series of Cash Reserve Fund, Inc.)


At a meeting held on December 19-20, 2006, the Board of Trustees of Money Market Fund
Investment and Cash Management Fund Investment, each a series of DWS Advisor Funds, approved the following:

1. The transfer of all of the assets of Money Market
Fund Investment, a series of DWS Advisor Funds, to
Prime Series ("Prime Series"), a series of Cash
Reserve Fund, Inc., in exchange for shares of Prime
Series and the assumption by Prime Series of all of the liabilities of Money Market Fund Investment, and the distribution of such shares to the shareholders of Money Market Fund Investment in complete termination and liquidation of Money
Market Fund Investment; and

2. The transfer of all of the assets of Cash
Management Fund Investment, a series of DWS
Advisor Funds, to Prime Series, a series of Cash
Reserve Fund, Inc., in exchange for shares of Prime
Series and the assumption by Prime Series of all of the liabilities of Cash Management Fund Investment, and the distribution of such shares to the shareholders of Cash Management Fund Investment in complete termination and liquidation of Cash
Management Fund Investment.

Effective May 14, 2007, Cash Reserve Fund - Prime
Series acquired Money Market Fund Investment and
Cash Management Fund Investment.

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